Texas Instruments Incorporated

June 26, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street NE

Washington, DC 20549

Attention:  SiSi Cheng, Jennifer Thompson

Re:	Texas Instruments Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2024

Form 10-Q for the Fiscal Quarter Ended March 31, 2025

File No. 001-03761

Dear Ms. Cheng and Ms. Thompson:

On behalf of Texas Instruments Incorporated (the “Company” or “TI”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) raised in your letter dated May 8, 2025, and received on May 30, 2025, relating to the Company’s Form 10-K for the year ended December 31, 2024, and Form 10-Q for the quarter ended March 31, 2025.

The Staff’s comments set forth in the above-mentioned letter are reproduced below in italics, followed by the Company’s responses.

Form 10-Q for the Fiscal Quarter Ended March 31, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - First Quarter 2025 Compared with First Quarter 2024, page 16

1.  We note your effective tax rate declined to 8% in the first quarter of 2025. We further note that the reason for this decline is not addressed in any detail in your income tax footnote or in your MD&A analysis of results. Please revise future filings to explain in reasonable detail any significant fluctuations in your effective tax rate, including whether this resulted from an unusual or infrequent event that would cause reported financial information not to be necessarily indicative of future operating results.

Response:

As stated in the MD&A on page 16 of the Company’s Form 10-Q for the quarter ended March 31, 2025 (the “Q1 2025 Form 10-Q”), the decline in the Company’s provision for income taxes was primarily due to discrete tax benefits, which is consistent with the change in the effective tax rate for the periods, as presented in the income tax footnote on page 9 of the Q1 2025 Form 10-Q. The Company will clarify this in future filings, to the extent changes in the effective tax rate are material.

Form 10-K for the Fiscal Year Ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 18

2.  In future filings, please include a discussion of the economic or industry-wide factors that affect the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. For example, you discussed during your quarterly earnings calls that your company’s results were impacted by the industry-wide trend of semiconductor customers accumulating chip stockpiles during the pandemic to mitigate potential supply chain disruptions, which led to higher volumes of chip purchases during the pandemic, and the subsequent drawing down of their excess chip inventory led to reduced volumes of chip purchases. This factor is not discussed in your December 31, 2024 Form 10-K or subsequent March 31, 2025 Form 10-Q. In addition, please consider addressing other broad economic or industrywide events or uncertainties as they occur. Refer to Item 303 of Regulation S-K and SEC Release Nos. 33-6835 and 33-8350.

Response:

The Company notes that its Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”), includes a discussion of the material economic or industry-wide factors that affect the quality of, and potential variability of, the Company’s earnings and cash flow. For example, as stated on page 6 in Item 1 of the 2024 Form 10-K, the Company operates in a market that “historically has been characterized by periods of tight supply caused by strengthening demand and/or insufficient manufacturing capacity, followed by periods of surplus inventory caused by weakening demand and/or excess manufacturing capacity.” In future filings, the Company will include the above market cycle disclosure and other material economic or industry-wide factors in the MD&A.

Results of Operations, page 19

3.  We note your analysis of changes in revenue is limited to indicating that revenue from your Analog segment declined due to the product mix, and revenue from your Embedded Processing segment and revenue from other operations declined due to lower volume from lower demand. To better achieve the objective of providing sufficient insight for a reader to see the business through the eyes of management, please revise future filings to provide a more informative analysis of material changes in your revenue. In doing so, please disclose both the extent to which changes in each of price, volume, and product mix had a material impact on your consolidated and segment revenue and disclose management’s insight into the reasons underlying those material changes in price, volume, and product mix. Refer to Item 303 of Regulation S-K and SEC Release Nos. 33-6835 and 33-8350.

Response:

As required by Item 303(b) of Regulation S-K, the Company describes in the MD&A the extent to which material changes in revenue from period-to-period are attributable to price, volume or amount of goods sold, or new products.

In the 2024 Form 10-K, the Company provided an analysis of the material factors that impacted revenue on a consolidated and segment basis in order of magnitude and relative impact of each factor. On page 18, the Company stated that when discussing results, “unless otherwise noted, changes in our revenue are attributable to changes in customer demand, which are evidenced by fluctuations in shipment volumes.” In addition, on page 18, the Company noted that “from time to time, our revenue and gross profit are affected by changes in demand for higher-priced or lower-priced products, which we refer to as changes in the “mix” of products shipped” and that “new products do not tend to have a significant impact on our revenue in any given period because we sell such a large number of products.” As discussed on page 19, consolidated revenue decreased “due to lower revenue from Analog and Embedded Processing.” On a segment basis, the Company stated, on page 20, that “Analog revenue decreased due to the mix of products shipped in both product lines, led by Signal Chain,” and “Embedded Processing revenue decreased.” If information beyond these factors is material to an assessment of the Company’s financial condition and results of operations, the Company will include it in future filings.

4.  We note your analysis of the segment profit measure used by the CODM, Operating Profit, on both a consolidated and segment basis and have the following comments:

•	Where you indicate that multiple factors contributed to a material change in your results, including but not limited to your analysis of operating profit, please revise future filings to quantify the impact of each material factor identified.

•	Additionally, please revise future filings to provide a more detailed analysis of material changes in your operating profit and, if appropriate, a separate detailed analysis of changes in revenue, cost of revenue, and operating expenses for each of your Analog and Embedded Processing segments and other operations.

Response:

The Company conveys the magnitude and relative impact of each material factor identified on both a consolidated and segment basis from period-to-period in accordance with Item 303(b) of Regulation S-K, in order to enhance a reader’s understanding of certain line items from the results of operations. For example, on page 19 in the Company’s 2024 Form 10-K, the Company noted that “gross profit of $9.09 billion was down $1.93 billion, or 17.5%, primarily due to lower revenue and, to a lesser extent, higher manufacturing costs associated with our planned capacity expansions.” The Company quantified on page 19 that “revenue of $15.64 billon decreased $1.88 billion or 10.7%, due to lower revenue from Analog and Embedded Processing.” On page 28, the Company quantified in the Consolidated Statements of Cash Flows the amount of $1.5 billion for depreciation costs, which is described in the MD&A as manufacturing costs associated with the Company’s planned capacity expansions. The description of these factors, in conjunction with the financial statements, appropriately assists a reader in understanding a variance between the two periods. With respect to changes in operating profit, the Company assessed the relative impact in Analog by describing that the change was primarily due to lower revenue and higher manufacturing costs, and in Embedded Processing by describing that the change was primarily due to lower revenue and associated gross profit.

The Company’s future filings will include in the MD&A a quantitative and qualitative description of material changes in results on a consolidated or segment basis, as appropriate. Further, the Company will provide more information on material changes in operating profit on a consolidated basis and, if appropriate, on a segment basis.

5.  Please revise future filings to include matters that had or are reasonably likely to have a material impact on the relationship between costs and revenues. For example, you mention during your year-end earnings calls that your Embedded Processing segment is disproportionately impacted by fixed manufacturing costs from your LFAB facility, contributing to a significantly larger decline in its 2024 operating profit margin as compared to your Analog segment. In addition, constructing or expanding fabrication facilities may impact your fixed costs in 2025 and could impact the relative allocation of costs between your segments. Refer to Item 303 of Regulation S-K and SEC Release Nos. 33-6835 and 33-8350.

Response:

In the 2024 Form 10-K, the Company disclosed the following matters that had or are reasonably likely to have a material impact on the relationship between costs and revenues:

•	“We continue to invest to strengthen our competitive advantage in manufacturing and technology as part of our long-term capacity plan to meet demand over time.” (pg. 6)

•	“As we continue to invest to strengthen our competitive advantages in manufacturing and technology, as part of our long-term capacity planning, our capital expenditures are expected to remain at elevated levels.” (pg. 21)

•	“Because we own much of our manufacturing capacity, a significant portion of our operating cost is fixed. When factory loadings decrease, our fixed costs are spread over reduced output and, absent other circumstances, our profit margins decrease. Conversely, as factory loadings increase, our fixed costs are spread over increased output and, absent other circumstances, our profit margins increase.” (pg. 19)

•	“Gross profit of $9.09 billion was down $1.93 billion, or 17.5%, primarily due to lower revenue and, to a lesser extent, higher manufacturing costs associated with our planned capacity expansions.” (pg. 19)

•	“Operating profit decreased primarily due to lower revenue and higher manufacturing costs.” (Analog segment, pg. 20)

•	“Capital expenditures were $4.82 billion compared with $5.07 billion in 2023 and were primarily for semiconductor manufacturing equipment and facilities in both periods.” (pg. 20)

The Company’s future filings will include a discussion of matters that had or are reasonably likely to have a material impact on the relationship between costs and revenues. In accordance with SEC guidance, the Company will continue to consider its communications and will include in its filings information that is material and is required in, or would promote understanding of, the MD&A.

Financial Condition, page 20

6.  We note your inventory increased during each of 2023 and 2024, despite the fact that your sales volume declined in each of those two years. While you currently identify the increase in the dollar amount and days of inventory in 2024, please revise future filings to provide additional insight into the reasons underlying this increase. In doing so, please consider disclosing the strategic decision to bring production of your chips in-house, the gearing up of your LFAB facility, and that bringing production of your chips in-house and building up your inventory will better position you to meet the anticipated increase in demand in the next semiconductor cycle upturn. These items were mentioned during your quarterly earnings calls. Refer to Item 303 of Regulation S-K and SEC Release Nos. 33-6835 and 33-8350.

Response:

The Company disclosed in its 2024 Form 10-K the underlying reasons for the increase in inventory. As stated on page 7 in Item 1 of the 2024 Form 10-K, the Company’s strategy is to “build ahead of demand our broad-based products that are used across a diverse set of applications and customers and have low risk of obsolescence. Inventory levels will vary based on market conditions and seasonality,” including the semiconductor cycle, which is characterized by the building and depleting of inventories. The Company’s future filings will provide in the MD&A additional insight, when material, into the reasons underlying an increase in inventory and the Company’s inventory strategy.

Note 2 - Basis of presentation and significant accounting policies and practices, page 32

7.  Please revise future filings to disclose information about recently issued accounting standards you have not yet adopted, including:

•	A brief description of the new standard, the date that adoption is required and the date that you plan to adopt, if earlier;

•	A discussion of the methods of adoption allowed by the standard and the method that you expect to use; and

•	A discussion of the impact that adoption of the standard is expected to have on the financial statements or that the effect is not known or reasonably estimable.

Refer to SAB 74 (Topic 11M).

Response:

The Company discloses information about recently issued accounting standards that have not yet been adopted that are reasonably likely to have a material impact on the Company’s financial position and results of operations in accordance with the requirements of SAB 74 (Topic 11M). The Company will expand its disclosures as requested in future filings.

If you have any questions or require additional information, please call Julie Knecht of Texas Instruments at 214-567-7456.

Very truly yours,

/s/ Rafael Lizardi
Rafael Lizardi
Senior Vice President and
Chief Financial Officer